SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2009

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  Phillips-Van Heusen Corporation Associates Investment Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN

Date: June 29, 2010	By: /s/ Pamela N. Hootkin
Pamela N. Hootkin
Member of Plan Committee

Phillips-Van Heusen Corporation

Associates Investment Plan

Financial Statements

Years ended December 31, 2009 and 2008

Contents

Page
Report of Independent Registered Public Accounting Firm……………………………….	F-1
Financial Statements
Statements of Net Assets Available for Benefits………………………………………...	F-2
Statements of Changes in Net Assets Available for Benefits……………………………	F-3
Notes to Financial Statements…………………………………………………………..	F-4
Supplemental Schedule
Schedule H, Line 4i--Schedule of Investments Held at Year End……………………….	F-14

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation Associates Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan as of December 31, 2009 and 2008 (see Note 1), and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of investments held at year end at fair value as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, NY

June 24, 2010

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
Assets
Cash	$ 45,983	$ 701,305
Investments, at fair value:
Money market funds	50,886	111,172
Common collective trust funds	32,372,786	27,806,430
Mutual funds	108,943,310	76,335,512
Phillips-Van Heusen Stock Fund	30,774,827	16,333,724
Participant loans receivable	3,801,146	3,566,728
	175,942,955	124,153,566

Receivable from securities sold	3,172	81,266
Employer contributions receivable	22,538	185,365
Employee contributions receivable	43,930	44,622
Loan interest receivable	776	-_

Total assets	176,059,354	125,166,124

Liabilities
Due to broker	41,088	26,151
Benefits payable	-	183,125
Loans payable	245	96,380

Total liabilities	41,333	305,656

Net assets available for benefits at fair value	176,018,021	124,860,468

Adjustment from fair value to contract value for
interest in common/collective trust relating to
fully benefit-responsive investment contracts	1,097,622	2,204,641

Net assets available for benefits	$ 177,115,643	$ 127,065,109

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2009 and 2008

	2009	2008

Additions

Contributions:
Employer, net of forfeitures	$ 5,900,351	$ 6,288,732
Employees	13,525,214	14,515,124
Rollovers	115,497	1,388,229
Loan interest	226,644	267,713
Investment income:
Dividend income	1,828,561	2,635,912
Common collective trust interest	266,536	681,331
Interest income	99	2,819

Total additions	21,862,902	25,779,860

Deductions

Payments to participants	13,542,721	10,794,428

Total deductions	13,542,721	10,794,428

Net realized and unrealized appreciation (depreciation)
of investments	41,730,353	(60,499,399)

Net increase (decrease) in net assets available for benefits	50,050,534	(45,513,967)

Net assets available for benefits at beginning of year	127,065,109	172,579,076

Net assets available for benefits at end of year	$ 177,115,643	$ 127,065,109

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2009 and 2008

1.

Description of the Plan

On December 31, 2008, the Phillips-Van Heusen Corporation (“Phillips-Van Heusen Corporation” or “the Company”) Associates Investment Plan for Hourly Associates (the “Hourly Plan”) was merged with and into the Phillips-Van Heusen Associates Investment Plan for Salaried Associates (the “Salaried Plan”).  In connection with the merger, the Plan was renamed the Phillips-Van Heusen Corporation Associates Investment Plan (the “Plan”).  The following description of the Plan provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.  All information presented below pertains to the Hourly Plan and Salaried Plan prior to the merger as well as to the Plan after the merger.  The Statement of Changes in Net Assets Available for Benefits presented for December 31, 2008 represents the combined activity of both the Hourly Plan and the Salaried Plan for the year then ended.

Trustee and Recordkeeper

The Plan’s trustee is Charles Schwab Trust Company (the “Trustee”).  The Plan’s recordkeeper is Schwab Retirement Plan Services, Inc.

Master Trust

The Phillips-Van Heusen Corporation AIP Master Trust (the “Master Trust”) was established for the investment of the Phillips-Van Heusen Stock Fund (the “Phillips-Van Heusen  Stock Fund”).  Until the merger on December 31, 2008, all of the investments of the Salaried Plan and the Hourly Plan were held in the Master Trust held by the Trustee.  A Master Trust, under Employee Retirement Income Security Act of 1974 (“ERISA”) laws, must hold the assets for more than one plan sponsored by a single employer.  Therefore, the Company’s trust no longer qualified as a Master Trust.  The Master Trust was effectively dissolved as of December 31, 2008.  The Plan’s assets are still held by the Trustee.

General

The Plan is a defined contribution plan covering salaried or clerical hourly, warehouse, distribution, and United States retail field employees of the Company who are at least age 21 or older, have completed the earlier of: at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment.  The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, as defined by the Plan, limited to $16,500 per annum.  In addition, eligible participants who have attained the age of 50 before the close of the plan year are eligible to make “catch-up” contributions up to $5,500 and $5,000 for the 2009 and 2008 plan years, respectively.  The Company matches 100% of the first 1% of eligible compensation that a participant contributed to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries became 100% vested in Company contributions.  Effective in 2009, participants in the Plan terminated due to the Company’s restructuring initiative became 100% vested.  The merger of the Salaried and Hourly Plans had no effect on participants’ vesting.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 10 individual investment options.  A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Stock Fund.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

At December 31, 2009, participant loans outstanding totaled $3,801,146, with maturity dates through 2024 at interest rates ranging from 4.25% to 10.5%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2009 and 2008, forfeitures of $207,003 and $73,752, respectively, were used by the Plan to reduce the Company’s matching contributions.  At December 31, 2009 and 2008 cumulative forfeited non-vested accounts totaled $185,855 and $236,030, respectively.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the PHILLIPS-VAN HEUSEN  Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.  Participant account balances and terms were not affected by the merger of the Salaried and Hourly Plans.

2.

Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

Investments

Investments are included in the accompanying financial statements at fair value.  See Note 4 for additional information.  Purchase and sales of securities are reflected on a trade date basis.

In accordance with accounting guidance for defined contribution plans, investments in benefit-responsive investment contracts must be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through common/collective trusts.  The Statements of Net Assets Available for Benefits present the fair value of the investments in the common/collective trusts as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Until the Salaried and Hourly Plans merged on December 31, 2008, all assets of the Plan were held by the Trustee in the Master Trust and were segregated from the assets of the Company.  The Plan shared in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.  Subsequent to December 31, 2008, the Plan’s assets are still held by the Trustee and are segregated from the assets of the Company.

Reclassifications

For comparative purposes, certain prior period amounts have been reclassified to conform to the current year’s presentation.

Recent Accounting Guidance

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) 157-4, now codified in ASC 820, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Transactions That Are Not Orderly.  This FSP, effective for financial statements issued after June 15, 2009, provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly.  The adoption of the new guidance did not have any impact on the Plan’s Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

In September, 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), to amend Topic 820, Fair Value Measurements and Disclosures, in the Accounting Standards Codification.  This ASU, effective for the first reporting period ending after December 15, 2009, allows entities a practical expedient in estimating the fair value of certain alternative investments using net asset value if certain conditions are met. The Plan adopted ASU 2009-12 in 2009 without any impact on the Plan’s Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

In January, 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, which requires (1) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, (2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (3), fair value measurements for each class of assets and liabilities, and (4) disclosures about the valuations techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.  This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (2) above which is effective for fiscal years beginning after December 15, 2010.  The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

3.

Transactions with Parties-in-Interest

During the year ended December 31, 2009, the Plan purchased 82,534 and sold 137,436 shares of the Company’s common stock and received $117,669 from the Company as payment of dividends on its common stock.  During the year ended December 31, 2008, the Master Trust purchased 86,090 shares and sold 106,333 shares of the Company’s common stock and also received $122,841 from the Company as payments of dividends on its common stock.

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4.

Fair Value Measurements

The Plan adopted the accounting guidance issued by the FASB for fair value measurements at the beginning of 2008.  The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  It also establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting management’s own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2009 and 2008:

		Fair Value Measurements at
		December 31, 2009
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds(1)	$ 108,943,310	$ 108,943,310	$	$
Common Collective Trust Funds(2)	32,372,786		32,372,786
Phillips-Van Heusen Stock Fund(3)	30,774,827	30,774,827
Money Market Funds(4)	50,886		50,886
Participant Loans Receivable(5)	3,801,146			3,801,146
Total Investments Measured at Fair
Value	$ 175,942,955	$ 139,718,137	$ 32,423,672	$ 3,801,146

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2008
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds(1)	$ 76,335,512	$ 76,335,512	$	$
Common Collective Trust Funds(2)	27,806,430		27,806,430
Phillips-Van Heusen Stock Fund(3)	16,333,724	16,333,724
Money Market Funds(4)	111,172		111,172
Participant Loans(5)	3,566,728			3,566,728
Total Investments Measured at Fair
Value	$ 124,153,566	$ 92,669,236	$ 27,917,602	$ 3,566,728

(1)

Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(2)

Valued at the net asset value of the fund(s) as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these collective funds.  These funds invest in (a) guarantee contracts and instruments and (b) securities that make up the S&P 500 Index in the same proportion as the index.  These funds are redeemable on a daily basis without restriction.

(3)

Valued at the closing price of Phillips-Van Heusen common stock.

(4)

Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these funds.  These funds invest in short-term, high quality fixed income securities issued by banks, corporations and the U.S. government and maintain a constant $1 net asset value.  These funds are redeemable on a daily basis without restriction.

(5)

Valued at amortized cost, which approximates fair value.

The following tables set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Balance at January 1, 2009	$ 3,566,728
Issuances, repayments and reallocations	234,418

Balance at December 31, 2009	$ 3,801,146

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.

Investments

During 2009, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value by $41,730,353 as follows:

Mutual Funds	$ 23,900,591
Phillips-Van Heusen Stock Fund	16,324,834
Common Collective Trust Funds	1,504,928

$ 41,730,353

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2009	2008

Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust		121,288,143
American Beacon Large Cap Value	20,157,781
Bond Fund of America	15,399,147
Dodge & Cox Balanced	11,244,766
Growth Fund of America	19,167,090
Phillips-Van Heusen Stock Fund	30,774,827
SEI Stable Asset Fund	22,717,757
Thornburg International Value	20,475,219
Wells Fargo Small Cap Value	14,104,965

6.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

7.

Income Tax Status

The predecessor Plan (prior to the December 31, 2008 merger) had received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust was exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related is trust tax-exempt.

8.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial
statements	$ 177,115,643	$ 127,065,109
Amounts allocated to withdrawing participants	(20,241)	-
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(1,097,622)	(2,204,641)

Net assets available for benefits per the Form 5500	$ 175,997,780	$ 124,860,468

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2009:

2009

Benefits paid to participants per the financial statements	$ 13,542,721
Amounts allocated to withdrawing participants at December 31, 2009	20,241

Benefits paid to participants per the Form 5500	$ 13,562,962

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2009, but not yet paid as of that date.

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

9.

Subsequent Event

On May 6, 2010, the Company completed its acquisition of Tommy Hilfiger B.V. and certain affiliated companies from funds affiliated with Apax Partners L.P.  The impact of this acquisition on the Plan has not yet been determined.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910

Plan No: 007

PHILLIPS-VAN HEUSEN CORPORATION ASSOCIATES INVESTMENT PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF INVESTMENTS HELD AT YEAR END

AT FAIR VALUE

December 31, 2009

	(b)			(e)
(a)	Identity of issuer, borrower,	(c)	(d)	Current
	lessor or similar party	Description of Investment	Cost	Value

	American Beacon Funds	American Beacon US Govt MM;
		41,222.190 shares	**	$ 41,222
	American Beacon Funds	American Beacon Large Cap Value Fund;
		1,227,635.849 shares	**	20,157,781
	American Funds	Bond Fund of America;
		1,305,012.473 shares	**	15,399,147
	American Funds	Growth Fund of America;
		707,011.795 shares	**	19,167,090
	Dodge & Cox Funds	Dodge & Cox Balanced Fund;
		175,617.144 shares	**	11,244,766
	Federated Securities Corp.	Federated Capital Reserves Fund;
		9,663.520 shares	**	9,664
	Hartford Series Funds	Hartford HLS Small Cap Growth Fund;
		237,611.554 shares	**	3,701,988
	Lazard Funds	Lazard Funds Emerging Markets;
		76,879.430 shares	**	1,405,356
	SEI Investments Management	SEI Stable Asset Fund;
		23,820,729.460 shares	**	22,717,757
	State Street Global Advisors	State Street S&P 500 Index;
		220,707.347 shares	**	6,975,897
	Thornburg Investment	Thornburg International Value Fund;
	Management	807,064.213 shares	**	20,475,219
	Virtus Mutual Funds	Virtus Real Estate Securities;
		148,598.499 shares	**	3,286,999
	Wells Fargo Funds	Wells Fargo Small Cap Value Fund;
		514,216.724 shares	**	14,104,965
	Wells Fargo Funds	Wells Fargo Stable Return;
		60,025.515 shares	**	2,679,131
*	Phillips-Van Heusen Corp.	Phillips-Van Heusen Corp. Common
		Stock; 756,510.000 shares	**	30,774,827
*	Participant Loans	Participant Loans Receivable maturing at
		various dates through 2024 and bearing
		interest at rates from 4.25% to 10.5%	**	3,801,146
	Total investments held by
	Charles Schwab Trust Co.			$ 175,942,955

  * Party in interest

** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors